Exhibit 99.1

Ad Hoc Announcement

For Immediate Release

GPC Biotech Appoints Torsten Hombeck as Chief Financial Officer

Martinsried/Munich (Germany) and Princeton, N.J., December 4, 2007 - GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX index; NASDAQ: GPCB) today announced the appointment of Torsten Hombeck, Ph.D., to Chief Financial Officer. Dr. Hombeck will assume his duties on January 1, 2008. Dr. Hombeck will replace Mirko Scherer, Ph.D., who is resigning from the Company, effective immediately, to pursue other interests. Dr. Scherer will remain a consultant to GPC Biotech.

Torsten Hombeck, Ph.D., joined GPC Biotech in 1999. Dr. Hombeck has worked out of the Company's U.S. offices as Vice President, Finance since 2002, and he will continue to be based in Princeton, New Jersey. Dr. Hombeck has played an integral role in GPC Biotech's financings, including IPOs on both the Frankfurt Stock Exchange and on NASDAQ. He was also intimately involved in the Company's two previous M&A transactions with Mitotix, Inc. in the U.S. and with Axxima Pharmaceuticals in Germany. In addition, he has been instrumental in building the Finance department at GPC Biotech and ensuring that the many reporting obligations of a dual-listed corporation are met. Prior to joining GPC Biotech, he held positions in corporate finance and controlling, including financial oversight responsibility for South America, at Beiersdorf AG, an international branded consumer products company. Dr. Hombeck holds a Masters degree in business administration as well as a Ph.D. in Finance from the European Business School, Oestrich-Winkel, Germany.

END OF AD HOC RELEASE

This ad hoc announcement contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech, including financial projections and forecasts relating to our operations and financial situation. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this ad hoc announcement. We direct you to GPC Biotech's Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

For further information, please contact:

GPC Biotech AG

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 609 524 5884

usinvestors@gpc-biotech.com